yonder Y

The Gateway to Nature

Freyr Thor, CEO
May 15, 2020

INDUSTRY PROBLEM

Nature tourism is underserved.

The nature travel booking market is fragmented and unsophisticated.

SOCIETAL PROBLEM

We're in the midst of a rising anxiety epidemic.

We've lost connection with nature & its meaning.



YONDER IS THE SOLUTION

yonder

A Booking Platform
Connecting people
to enriching experiences
in nature

"A new tool for discovering outdoor experiences...
File this one under; right time, right place."

Paul Brady, Travel & Leisure, March 2020



CLEARLY SPECIALIZED MARKET SEGMENT

Aggregating Highly Curated Global Host Community
At Yonder, the Stay is not a Place To Sleep. It is the Experience Itself



yonder Y
Search location or activity...
Dates Available
# of Guests
Yonder Type
GO
Derek
MOONLIGHT PARKING
14 photos
FOREST STAY / TREE HOUSE
Moonlight Treehouse
The Mohicans Treehouses
Glenmont, OH
STEWARD: KEVIN
ABOUT
DETAILS
PLACES
ranch
Clear
All Yonder Types
Matthew
MAP VIEW
FILTERS (1) CLEAR
STAYS
BOTH
ACTIVITIES
SORT
RANCH / LODGE
The Lodge
@ Orderville, UT
ESCAPE / HOUSE
Adams Farm
The Little Farmhouse
@ Wilmington, VT
HOST
Jill
$213 avg/night
RANCH / BED & BREAKFAST
BlissWood Bed and Breakfast Ranch
Conestoga Covered Wagon
@ Cat Spring , TX
HOST
Carol
$199 avg/night
Discover and book experiences in the natural world
START EXPLORING
FIND YOUR YONDER
Farms, ranches, vineyards, and other nature immersive escapes
Where to?
Dates Available
Guests
Yonders
GO
MEET YONDER STEWARDS
Explore properties, activities and the people that steward them
"Knowing that I contribute to
SHAPE YOUR EXPERIENCE
Plan an unforgettable trip
6 photos
YONDER FARM
The Yonder Bungalow
Long Beach, California
SEE HOST SUSTAINABILITY EFFORTS
RANCH ACTIVITY
Aunique Ranch
Beginner's Guide to Photographing Horses
@ Huntsville, TX
HOST
Jeanne
$35
RANCH ACTIVITY
BlissWood Bed and Breakfast Ranch
Catch and Release Fishing for Children
@ Cat Spring , TX
HOST
Carol
$29
Chat

MARKET SIZE

Total Available Market **$ 13 Billion**
Serviceable Addressable Market **$ 8 Billion**



- SAM consists of agri-eco tourism accommodations only
- Market evenly split between 4 groups; millennials, families, seniors, & single professionals
- SAM excludes air travel, hotels, resorts & cruises
- More than 80% of listings are within a four hour drive of most US metropolitan areas
- 30% of listings are exclusively on the Yonder platform
- Agri-Eco Tourism is currently realizing 12% YOY growth


FARM
RANCH
VINEYARD
WATERFRONT
OPEN SKY
MOUNTAIN
FOREST
ESCAPE

COMPETITION

- Airbnb 5 Year Market Share: 10%
- Top OTA Competitors:

Airbnb	$ 38 B	40%
Booking Hldgs	$ 15 B	16%
Expedia	$ 10 B	11%
TripAdvisor	$ 3 B	3%
Tujia	$ 2 B	2%
Others	**$ 27 B**	**28%**
TOTAL	$ 95 B	

- Top Nature Competitors:

Vacasa	$ .3 B	3%
Hipcamp	$ .2 B	3%
Under Canvas	$ .2 B	2%
Glamping Hub	$ .1 B	2%
Getaway	$ .1 B	1%
Others:	**$ 7.1 B**	**89%**
TOTAL	$ 8.0 B	


OTA P2P Bookings - $Billions
100
75
50
25
0
2010
2012
2014
2016
2018
Others
Tujia
TripAdvisor
Expedia
Booking Holdings
Airbnb

Sources: Skift, Owler, Statista, Forbes, Crunchbase

12.4% CAGR (Compound Annual Growth Rate)

COMPETITIVE ADVANTAGE

TRIPLE BOTTOM LINE

- People
- Planet
- Profit

CLEAR MARKET DIFFERENTIAL

- First Nature Tourism Focused Platform
- Aggregating Existing, Fragmented Industry

CONTENT AND CURATION

- Qualitative Vetting Process
- Experiential Storytelling

FUNCTIONALITY

- Itinerary & Bundling Checkouts
- Robust Discoverability Search Engine

LATEST CODING TECHNOLOGY

- Modular Build, Flexibility & Scalability



EXPERIENCED STARTUP TEAM

Yonder Executive Team



TIM SOUTHWELL

CHAIRMAN + FOUNDER

Owner and Operator of Several Successful Companies in the Arena of Health, Wellness, Permaculture and Agri-Tourism



FREYR THOR

CEO + Co-Founder

Start-up Executive, Digital Media, Anderson Digital, Vanguard Cinema, Multiple Founderships, Successful & Repeated 20x sales exits



WHITNEY ALTAFI

CMO

Brand Expert, Startup Success, Lifestyle Brands, Charles Schwab--Effie Winner, Sunrun, Credit Karma, Counsyl



DEREK NEWSOM

CTO + Co-Founder

Technology Executive, Web, Backend & Native App Expert, Inqubator Managing Partner, Nvoicepay, Our Alchemy, Anderson Digital



BILL LEE

CSO + Co-Founder

Business & Strategy Development. Brand Expert. Over 40 Years in Senior Leadership With Name Brands and StartUps



MATTHEW SCHMIDGALL

COO + Co-Founder

Experienced Startup Executive, Workflow & Scale Designer, Inqubator Managing Partner, Hennepin Studios, Anderson Digital



PATRICK S. HARRIS

Financing Advisor

Early and growth stage consumer companies. Capital introductions to family offices, institutional investors and HNW individuals

CAPITAL RAISE

CAP STRUCTURE

- Founders Capital $3.95M
- Debt $ 250k
- CF Raise: $1.07M

MARKET SIZE

- $12B Total Available Market
- $ 8B Serviceable Market
- 9% Market Share Forecast

FORECAST

- 6 Year Forecast = $1B Gross Revenue
- Gross Operating Margin = >75%
- 6 Year Market Capitalization = $2B

Forecasts are future projections and cannot be guaranteed

"The good news about building a company during times like these is that if they succeed, they're going to be extremely strong and resilient" —Marc Andreassen



$ thousands	2019	2020	2021	2022	2023	2024	2025	2026
Gross Revenues	0	1,700	56,568	171,713	333,953	532,379	757,973	989,713
Net Payments to Hosts	0	1,250	44,763	139,512	273,120	532,379	757,973	815,599
Yonder Revenues	0	450	11,805	32,200	60,833	95,597	134,225	174,114
GM% - Host Payments	0%	26%	21%	19%	18%	18%	18%	18%
Yonder Revenues	0	450	11,805	3,200	60,833	95,597	134,225	174,114
Operating COGS	6	152	2,746	7,087	13,271	20,822	29,177	37,771
Gross Operating Margin	(6)	298	9,059	25,114	47,563	74,776	105,048	136,343
GOM%	0%	66.3%	76.7%	78.0%	78.2%	78.2%	78.3%	78.3%
Operating Expenses	1,402	5,079	19,939	33,075	42,000	48,161	53,587	58,463
EBITDA	(1,409)	(4,780)	(10,880)	(7,961)	5,562	26,615	51,461	77,880
EBITDA%	0%	-1068%	-95%	-26%	8%	27%	38%	45%



Thank you

For more information contact:

Freyr Thor, CEO + Co-Founder
freyr@yonder.com

Sources: QRY Agri Tourism Research,, Condor Ferries 2019
Forbes, CREST, Conde Nast, Eco Tourism Statistics, Statista 2019
QRY YReport, QYResearch, 2014
Global Wellness Institute, Technavio, 2019, Statista 2019